UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011.

Commission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES THE PUBLIC OFFERING OF ORDINARY NOTES

Medellín, Colombia, July 26, 2011

Today, Bancolombia S.A. (“Bancolombia”) announced the second offering in the local market of Bonos Ordinarios Bancolombia (the “Bancolombia Ordinary Notes”). This offering is the second of multiple and successive issuances of global Bancolombia Ordinary Notes of up to an aggregate principal amount of two trillion Colombian pesos (COP 2,000,000,000,000) (the “Second Offering”).

In the Second Offering, Bancolombia will issue and offer six hundred thousand (600,000) Bancolombia Ordinary Notes with an aggregate principal amount of six hundred billion Colombian pesos (COP 600,000,000,000) (approximately USD 340.2 million). Bancolombia may choose to increase the aggregate principal amount of the Second Offering of Bancolombia Ordinary Notes by two hundred billion Colombian pesos (COP 200,000,000,000) (approximately USD 113.4 million), for a total aggregate amount of eight hundred billion Colombian pesos (COP 800,000,000,000) (approximately USD 453.6 million).

The Second Offering has been rated AAA(Col) by Fitch Ratings Colombia S.A. Sociedad Calificadora de Valores.

The public offer information also can be consulted in the website of Bancolombia in the following link:

http://www.grupobancolombia.com/relacionInversionistas/emisionesBonos/prospectosInformacion.asp

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 27, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance